CONTACT:


Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
Email: yoramb@fundtech.com



                     FUNDTECH REPORTS FIRST QUARTER RESULTS

JERSEY CITY, N.J.--April 30, 2002--Fundtech Ltd. (Nasdaq: FNDT), a leading provider of global payments and cash management solutions, today announced its financial results for the first quarter ended March 31, 2002.

Revenues for the first quarter were $9.2 million, a decline of 2% from the fourth quarter of 2001; and a decline of 30% compared to the first quarter of 2001. The sequential decline in revenues was due to lower revenues from hardware sales, as license revenues increased by 3% and revenues from maintenance and services increased by 2%.

Excluding amortization of intangibles, the adjusted net loss for the first quarter was $3.7 million, or $0.26 per share, compared with an adjusted net loss of $4.3 million, or $0.30 per share, for the fourth quarter of 2001. The Company reported adjusted net earnings of $3,000, or $0.00 per share, in the first quarter of 2001.

On a GAAP basis, net loss for the first quarter was $3.9 million, or $0.27 per share, compared with a net loss of $9.6 million, or $0.67 per share, for the fourth quarter of 2001, and a net loss of $0.6 million, or $0.04 per share, in the first quarter of 2001.

"As we expected, market conditions have not changed during the first quarter of 2002, with banks continuing to delay investment decisions. Reflecting our focus on our existing customer base, software license, maintenance and service revenues increased slightly from Q4," said Reuven Ben Menachem, Chairman and CEO of Fundtech. "Meanwhile the impact of our cost cutting program was clearly evident in Q1 as our ongoing operating expenses declined by $1.2 million compared to the fourth quarter of 2001."

Cash and cash equivalents and marketable securities increased $2.9 million to $48.3 million as of March 31, 2002.

First quarter highlights:

o Closed 26 new deals in the US and added 2 new bank customers internationally;

o During the first quarter, signed a $2.1 million order with our largest customer to be recognized over multiple quarters;

o During the first quarter, signed $1.1 million of new recurring revenue business to be recognized over multiple quarters;

o Expanded our business with our existing customers, including additional functionality and new licenses to accommodate additional seats and transaction volume;

o Number of live next-generation US payments customers increased from 10 to 16;

o One of our largest US customers moved into production with our next-generation software;

o    Received approval from Israeli court for our stock repurchase program.

About Fundtech

Fundtech (http://www.fundtech.com) is a leading provider of global payments and cash management solutions enabling businesses through their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products and services automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to more than 700 financial institutions around the globe.

Forward Looking Statements:

Statements included in this Release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.


CONTACT:  Fundtech Ltd.
Yoram Bibring, 201/946-1100
yoramb@fundtech.com

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                                 (In Thousands)


                                                           Three Months Ended
                                                                March 31,
                                                            2001         2002
                                                            ----         ----

ASSETS
Current assets:
  Cash & cash equivalents                               $  39,923     $  43,982
  Marketable securities                                     5,462         4,317
  Trade receivables, net                                   18,193        19,018
  Other accounts receivable and prepaid expenses            1,406         1,551
  Inventories                                                  24            21
                                                          -------      --------
Total current assets                                       65,008        68,889

  Long term trade receivables, net                          2,679         2,395
  Long term lease deposits                                    607           680
  Property and equipment, net                               9,276         8,745
  Goodwill, net                                            10,523        10,589
  Other assets, net                                        13,550        13,166
                                                          -------      --------
Total assets                                            $ 101,643     $ 104,464

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade payables                                        $   2,254     $     733
  Deferred revenues                                         1,389         9,742
  Accrued non-recurring expenses                              634           460
  Employee and payroll accruals                             2,393         1,821
  Other accounts payable and accrued expenses               3,132         3,950
                                                          -------      --------
Total current liabilities                                   9,802        16,706

Accrued severance pay                                          93            86
Accrued non-recurring expenses                                528           453
                                                          -------      --------
Total liabilities                                          10,423        17,245
                                                          -------      --------

Shareholders' equity:
  Share capital                                                43            43
  Additional paid-in capital                              139,708       139,710
  Accumulated other comprehensive loss                     (1,140)       (1,255)
  Accumulated deficit                                     (47,391)      (51,279)
                                                          -------      --------
Total shareholders' equity                                 91,220        87,219
                                                          -------      --------
Total liabilities and shareholders' equity               $101,643      $104,464
                                                         ========      ========


Note: Certain prior period amounts have been reclassified to conform to current year presentation.

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statements of Operations
                 (In Thousands, Except Share and Per Share Data)


                                                        Three Months Ended
                                                             March 31,
                                                     2001                2002
                                                     ----                ----

Revenues:
  Software license fees                             $   6,776           $ 2,498
  Maintenance and services fees                         6,284             6,453
  Hardware sales                                           87               222
                                                    ---------           -------
Total Revenues                                         13,147             9,173
                                                    ---------           -------

Cost of revenues:
  Software licenses costs                                 324               246
  Maintenance and services costs                        4,896             3,980
  Hardware costs                                           69               187
                                                    ---------           -------
Total cost of revenues                                  5,289             4,413
                                                    ---------           -------

Gross profit                                            7,858             4,760
                                                    ---------           -------

Operating expenses:
  Software development                                  4,251             4,285
  Selling and marketing, net                            2,666             2,305
  Amortization of acquisition-related goodwill            417              --
  Amortization of other intangible assets                 215               221
  General and administrative                            2,106             2,043
                                                    ---------           -------
Total operating expenses                                9,655             8,854
                                                    ---------           -------

Operating income (loss)                                (1,797)           (4,094)

Financial income, net                                   1,168               206
                                                    ---------           -------

Net income (loss)                                   $    (629)          $(3,888)
                                                    =========           =======

Net income (loss) per share:
 Net income (loss) used in computing
  income per share                                  $    (629)          $(3,888)
 Basic income (loss) per share                      $   (0.04)          $ (0.27)
 Diluted income (loss) per share                    $   (0.04)          $ (0.27)

Shares used in computing:
  Basic income (loss) per share                    14,185,593        14,278,279
  Diluted income (loss) per share                  14,185,593        14,278,279

Adjusted net income per share [A]:
 Adjusted net income used in
   computing income per share                      $        3        $   (3,667)
 Diluted adjusted income (loss)  per share         $     0.00        $    (0.26)

Shares used in computing:
 Diluted income (loss) per share                   14,361,283        14,278,279

Note: Certain prior period amounts have been reclassified to conform to current year presentation.


[A] The above presentation of adjusted net income per share has been adjusted to exclude the effects of "Amortization of acquisition-related goodwill" in 2001 and "Amortization of other intangible assets" in 2001 and 2002.